UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

390320109

(CUSIP Number)

MAST Capital Management, LLC

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 375-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320109

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,464,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,464,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.14%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 390320109

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,464,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,464,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.14%
14	TYPE OF REPORTING PERSON HC, IN

This Amendment No. 6 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.01 Par Value (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 2,464,691 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 2,464,691 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 10,652,401 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 13, 2018.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 2,464,691 shares of Common Stock held by the MAST Accounts, representing approximately 23.14% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Steinberg, as the principal of MAST Capital, the investment manager of the MAST Accounts, may also be deemed to beneficially own the 2,464,691 shares of Common Stock beneficially owned by the MAST Accounts, representing approximately 23.14% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 2,464,691 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

	Shares Purchased (Sold)		Price / Share
Trade Date	Mast Admiral Master Fund, L.P.	Mast Select Opportunities Master Fund, L.P.
1/30/2019	(600)	(9,150)	$8.0049
1/31/2019	(553)	(8,447)	$8.0053
2/1/2019	(320)	(4,880)	$8.0003
2/4/2019	(1,537)	(23,463)	$8.0128
2/5/2019	(990)	(15,110)	$8.0759
2/6/2019	(904)	(13,796)	$8.1374
2/7/2019	(553)	(8,447)	$8.1372
2/8/2019	(369)	(5,631)	$8.1475
2/11/2019	(363)	(5,537)	$8.133
2/12/2019	(517)	(7,883)	$8.1626

Other than the foregoing transactions and those reported on previous filings, the Reporting Persons have not purchased or sold any shares of Common Stock within the last 60 days.

(d) The 2,464,691 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 151,533 shares of Common Stock held by Mast Admiral Master Fund, L.P. and (ii) 2,313,158 shares of Common Stock held by Mast Select Opportunities Master Fund, L.P.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name: David J. Steinberg
Title: Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg